p. 13     annual report 2003
                  Cambior Inc.

Management's Discussion and Analysis

Cambior's management discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution Concerning Forward-Looking Statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F),as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

CAMBIOR INC.

Cambior is engaged in exploration, development and mining of gold deposits in North and South America. The Company holds a 50% interest in a niobium mine and from time to time reviews the potential production of other metals and minerals to complement its gold mining operations.

Highlights for 2003 were:

  Production of 521,500 ounces of gold at a mine operating cost of $241 per ounce;

  Cash flow from operating activities of $24.2 million and a net profit of $600,000;

  Proceeds of $117 million through the issuance of shares;

  Acquisition of the Camp Caiman gold project in French Guiana.

The Company's activities were largely focused on the construction and development of the Rosebel project, which is scheduled to reach commercial production in the first quarter of 2004. Following the successful commissioning of the Rosebel project, Cambior expects to produce a record 705,000 ounces of gold in 2004.

OBJECTIVE AND STRATEGY

Cambior is focused on providing a superior rate of return to its shareholders through the appreciation of its shares, which trade on the TSX and AMEX.

The Company believes that its share price is a reflection of its net asset value, and aims to maximize this value by implementing the following strategies:

1. Maximize value of mining operations and projects

  Successfully maximizing the output from ore deposits in a cost effective, safe and environmentally sound manner, while respecting the communities where it operates.

2. Grow reserve/resource base

  Increasing the Company's reserves and resources through the discovery of new deposits, delineation of further reserves at current operating mines and projects, and acquisition of new deposits and mining operations.

3. Maintain financial capacity

  Ensuring that the Company has the cash reserves and access to financial markets required to support its capability of finding, developing and expanding mining projects.

4. Maintain active investor relations program

  Communicate the Company's activities and financial and operating performance to the financial markets in a timely and transparent manner to enable the markets to accurately assess the Company's value.

annual report 2003       p.14
     Cambior Inc.

Management's Discussion and Analysis (continued)

Key Performance Indicators

The Company measures its performance through key indicators that include the following production and financial results:
	2003	2002	2001
Gold ($/oz)
- Average market price	363	310	271
- Average realized price	320	308	289
Gold production (oz)	521,500	568,800	614,900
Exchange rate (US $/Cdn $)	1.4015	1.5704	1.5484
Mine operating costs ($/oz)	241	223	212
Revenues ($ millions)
- Gold	165.9	178.6	178.8
- Niobium	22.5	23.5	18.7
Net earnings (loss) ($ millions)	0.6	(8.1)	(8.2)
Cash flow from operating activities ($ millions)	24.2	30.8	81.3
Adjusted cash flow(1) ($ millions)	36.4	43.0	32.4
Capital investments ($ millions)	107.2	30.2	19.7
Cash and short-term investments ($ millions)	95.2	42.8	14.6
Total debt ($ millions)	64.2	28.0	51.1
Deferred revenue ($ millions)	24.4	36.6	48.9
Shareholders' equity ($ millions)	336.2	162.6	111.5
Proven and probable reserves (oz millions)	4.1	4.2	3.8
Measured and indicated resources (oz millions)	2.8	1.8	0.5
Inferred resources (oz millions)	2.6	2.0	1.0
Share price (closing price)
- US $	3.10	1.43	0.44
- Cdn $	3.99	2.25	0.71

(1) Cash flow from operations less deferred revenue. See reconciliation on page 24 under Consolidated Cash Flows.

GOLD AND NIOBIUM MARKETS

The Company's revenues are generated predominantly from the sale of gold, with the remaining portion from the sale of ferroniobium, a strengthening additive used in the steel alloy industry.

Gold Market

The gold market is relatively small in comparison to other major commodities, and is influenced by:

1) Demand from the jewellery sector;

2) Investment demand and sales;

3) Mine supply and producer hedging and de-hedging transactions;

4) Central bank sales;

5) The geopolitical environment;

6) Global economic growth and stability of financial markets.

The gold market is characterized by substantial above-ground reserves that can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are central banks. In September 1999, some of the large European central banks that had indicated a desire to convert some of their reserves into cash entered into an agreement ("the Washington Agreement") to ensure an orderly disposition. That agreement has negated the impact of the sudden supply to the marketplace that had depressed the price of the commodity. The Washington Agreement is due to expire in 2004, but consensus is that it will be renewed for a similar period, with additional participants joining the current group of 15 signatories. The renewal should provide for continued stability in the marketplace.

The relatively small size of the gold market can result in significant fluctuations based on major changes in supply and demand. The gold price fluctuations for the past 25 years based on the London Bullion Market Price are shown below:

Gold Price — London PM Fix (US $/oz)

During 2003, the gold price continued a steady upward trend from a low of $255 reached in 2001. Gold traded between $320 and $416 during the year, and averaged $363 compared to $310 in 2002 and $271 in 2001.

The major factors that affected the gold price favorably during the year were:

  Continued devaluation of the US dollar against other currencies, particularly the Euro;

  Geopolitical tensions in the Middle East and the war on terrorism;

  Low interest rates that reduced the opportunity cost of holding gold as an investment;

  Producer de-hedging activities; and

  Increased investment demand by speculators and investors.

p. 15     annual report 2003
                 Cambior Inc.

The above factors outweighed the lower demand in the jewellery sector.

In the past, the Company has used various instruments to reduce the volatility of its revenues and secure the cash flows from its operating mines. The Company's lenders imposed the establishment of a revenue protection program as part of the debt refinancing program in 2001, requiring that 70% of production until 2005 be protected at a minimum price of $290 per ounce. The Company was required to implement this program in a period of low prices in 2001. Although the hedging covenant was reduced on two occasions, the program prevented the Company from fully participating in the rise in the price of gold during the past two years.

During 2003, the Company's average realized price was $320 per ounce compared to an average market price of $363 per ounce. In prior years, the average realized price was similar to the market price or higher. Benefiting from an improved financial position following the Cdn $100 million share issue in August 2003, the Company was able to eliminate the lenders' requirement to maintain a revenue protection program. Furthermore, the Company adopted a new policy in August 2003 that will provide full exposure to the market price for its gold production. This new policy will increase the volatility of the Company's revenues and profitability and require the Company to reduce its level of debt related to project development. The production at the Rosebel project is unhedged.

The Company has reduced its commitments under the revenue protection program over the past three years, and expects to continue this process to arrive at net commitments of only 52,000 ounces at the end of this year. During the next few years, the Company expects its profitability to be adversely affected as the reduction in these commitments will be deferred and recognized at the original designation date of the various hedge instruments in the operations statement.

Gold Market Outlook

The Company's outlook for the gold price in the medium term remains positive. The US dollar is expected to fall further during the year, affected by the current account deficit, the Federal Reserve's policy to maintain interest rates, growing budget deficits and national debt. The Company also expects the gold price to continue to benefit from flat to declining supply resulting from lower mine production and producer de-hedging.

Niobium Market

The Niobec Joint Venture's 15% share of the niobium market was impacted in the past year by adverse market conditions in the North American steel industry. The poor financial conditions of certain companies resulted in a highly competitive pricing environment. Cambior is trying to offset the loss of North American market share by developing new customers in Asia. The niobium market price is strongly influenced by a large producer that has approximately 70% of the global market.

CONSOLIDATED OPERATIONS

During 2003, the Company realized net earnings of $0.6 million ($0.00/share), compared to losses of $8.1 million ($0.06/share) and $8.2 million ($0.09/share) incurred in 2002 and 2001, respectively.

annual report 2003       p.16
     Cambior Inc.

Management's Discussion and Analysis (continued)

The table below summarizes the operating profit from mining operations:
(in millions of $)	2003	2002	2001
Revenues	195.7	204.2	198.2
Operating costs	145.2	146.6	144.7
Refining and transportation	2.1	2.3	2.1
Royalties	5.4	5.4	4.6
Mining operations	152.7	154.3	151.4
Depreciation, depletion and amortization	28.0	28.8	34.9
Total mine expenses	180.7	183.1	186.3
Operating profit	15.0	21.1	11.9

The decrease in mine operating profit in 2003 was due to a decline in gold ounces sold resulting from lower gold output at Omai, higher costs at the Canadian operations arising from the strength of the Canadian dollar and a production hoist failure at the Doyon mine, and higher energy costs. All of these factors were nonetheless partially compensated for by a higher average realized gold price.

NET EARNINGS (LOSS)

Net earnings (loss) and per share data for the past three years were as follows:
	2003	2002	2001
Net earnings (loss) ($ millions)	0.6	(8.1)	(8.2)
Per share ($)
- Basic	0.00	(0.06)	(0.09)
- Diluted	0.00	(0.06)	(0.09)

REVENUES

Revenues for the past three years were as follows:
	2003	2002	2001
Ounces of gold sold	516,800	578,500	626,800
Revenues ($ millions)
Gold	165.9	178.6	178.8
Niobium	22.5	23.5	18.7
Investment and
other income	7.3	2.1	0.7
Total	195.7	204.2	198.2

Despite a higher realized price on gold sales, revenues declined in 2003 due to a planned decrease in production at the Omai mine arising from the depletion of soft ore feed to the mill and reduced throughput. The realized gold price per ounce averaged $320 in 2003, $308 in 2002 and $289 in 2001. In 2002, revenues improved over the previous year, with a higher realized price on gold sales more than offsetting the decline in quantity sold ensuing from lower Omai mine output. Higher niobium sales in 2002, following the completion of a plant expansion in 2001, also contributed to improved 2002 revenues.

Investment and other income increased by $5.2 million in 2003, mainly due to gains on foreign exchange, gains on sales of marketable securities and higher contract mining revenues.

Gold production and unit mine operating costs were:
	2003		2002		2001
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
Omai mine	271,000	220	319,600	221	354,300	214
Doyon
Division	217,200	267	216,200	228	228,700	209
Sleeping Giant
mine (50%)	33,300	246	33,000	220	31,900	217
Total	521,500	241	568,800	223	614,900	212

Summary analyses and outlooks for Cambior's operating units are as follows:

OMAI MINE

Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 52% of the Company's consolidated gold production in 2003. Mine production has been decreasing from a peak of 354,300 ounces in 2001, and the reserves are expected to be fully depleted in late 2005.

The Omai mine is an open-pit operation with a cyanidation and carbon-in-pulp (CIP) processing plant. The plant capacity was reduced as planned in May 2003 from 21,000 to 15,500 tonnes per day following the depletion of soft ore.

The mine operations are subject to a 5% royalty on gold production, payable in kind to the Government of Guyana. In 2003, the Omai mine produced 271,000 ounces of gold, in line with the original 2003 mine plan. The mill processed 5.7 million tonnes of ore (15,750 tonnes per day) at an average grade of 1.61 g Au/t. To date, the Omai mine has produced a total of 3.2 million ounces of gold.

p. 17     annual report 2003
                 Cambior Inc.

Omai Operating and Financial Statistics

				Target
	2001	2002	2003	2004
Tonnage mined (000 t)	21,815	17,811	8,503	5,154
Tonnage milled (000 t)	7,903	7,727	5,748	5,719
Grade milled (g Au/t)	1.5	1.4	1.6	1.4
Gold recovery (%)	93	92	92	91
Production (oz Au)	354,300	319,600	271,000	234,000
Direct mining cost ($/oz)	231	224	200	202
Deferred stripping ($/oz)	(17)	(5)	18	17
Refining and transportation ($/oz)	2	3	3	3
By-product credits ($/oz)	(2)	(1)	(1)	—
Mine operating cost ($/oz)	214	221	220	222
Royalties ($/oz)	12	15	18	19
Total cash costs ($/oz)	226	236	238	241
Depreciation ($/oz)	46	39	36	37
Restoration ($/oz)	2	2	2	2
Total production cost ($/oz)	274	277	276	280
Mineral reserves (oz Au)	947,000	629,300	359,100

The operating cost per tonne milled was $10.36 for 2003. Direct mining costs declined to $200 per ounce as head grade improved, reflecting the direct feed grade from the Fennell pit, with the low-grade soft rock stockpile supplying only 3% of the mill feed. In 2003, a portion of the mill was dismantled and transferred to the Rosebel project. The installation of additional secondary crushing equipment allowed hard rock throughput at Omai to be maintained.

Mineral reserves at Omai declined over the year, as the mine was able to replace only 9% of the gold produced in 2003. Estimated at $350 per ounce, the mineral reserves stood at 359,100 ounces of gold contained at year-end 2003, with about half located in the Fennell pit. Unless a new ore body is identified through the ongoing exploration program, the mine will complete its activities in the second half of 2005.

Exploration work continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Exploration expenditures totalled $1.0 million in 2003 and consisted mainly of 32 diamond drill holes for a total of 7,900 metres. No significant results have been obtained to date.

Outlook

For the next twenty months, the Omai mine will be a significant generator of free cash flow. In 2004, the Omai millis scheduled to process 5.7 million tonnes of ore grading 1.4 g Au/t at a recovery rate of 91%. The production target for 2004 is 234,000 ounces of gold at an estimated mine operating cost of $222 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production for 2004 is mainly due to a lower head grade following the depletion of the Fennell pit in the third quarter. Subsequent mill feed in the fourth quarter will come from low-grade ore stockpiles averaging 0.9 g Au/t accumulated during the initial years of production. No capital expenditures are expected for the remainder of the mine life.

The Company is scheduled to invest $1.0 million in exploration around the Omai mine to find additional ore reserves. Efforts are also being deployed to utilize the Company's assets and trained workforce to generate additional revenues. Since 2000, the Company has been providing contract mining services to Guyanese bauxite mines.

The Company has also initiated its restoration program, and will step up its efforts to maximize the work done during the operating period to reduce the overall cost. The closure plan has been approved by the Government of Guyana and is expected to cost approximately $4.5 million, of which $3.3 million has been provided for to date in the Company's balance sheet.

annual report 2003       p.18
     Cambior Inc.

Management's Discussion and Analysis (continued)

DOYON DIVISION

The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon property alone covers an area of approximately 2,870 hectares.

In 2003, the Doyon Division produced 217,200 ounces of gold, similar to 2002 production. Mine operating costs for 2003 were $267 per ounce. The mill processed 1.3 million tonnes of ore (3,500 tonnes per day) at an average grade of 5.6 g Au/t. The hoisting capacity of the Doyon mine was affected by a mechanical failure of the main production hoist in late February. The incident impacted operating costs and production for six weeks, as underground ore had to be trucked to surface via the ramp access. The ore production shortfall was partially offset by increased production from the Mouska mine, and the processing of ore from the low-grade stockpile.

Doyon Division Operating and Financial Statistics
				Target
	2001	2002	2003	2004
Tonnage milled (000 t)
Underground mines	1,178	1,248	1,123	1,139
Open pit	—	—	—	48
Low grade stockpile	161	39	155	133
Total	1,339	1,287	1,278	1,320
Grade milled (g Au/t)
Underground mines	6.2	5.6	6.2	5.3
Open pit	—	—	—	1.9
Low grade stockpile	1.0	1.0	1.0	1.0
Average	5.6	5.5	5.6	4.7
Gold recovery (%)	96	96	95	96
Production (oz Au)	228,700	216,200	217,200	192,000
Direct mining cost ($/oz)	209	228	267	264
Refining and transportation ($/oz)	1	1	1	1
By-product credits ($/oz)	(1)	(1)	(1)	(2)
Mine operating cost ($/oz)	209	228	267	263
Royalties ($/oz)	1	2	2	—
Total cash costs ($/oz)	210	230	269	263
Depreciation ($/oz)	67	63	71	81
Restoration ($/oz)	6	5	5	7
Total production cost ($/oz)	283	298	345	351
Mineral reserves (oz Au)	1,430,900	1,366,300	1,258,500

Capital expenditures for the Doyon Division totalled $10.6 million in 2003.

As part of its consideration for the acquisition of the residual 50% interest in the Doyon mine in 1998, Cambior granted Barrick Gold Corporation a price participation interest of 24.75% of the surplus of the average annual gold price over $375 on the first 2.6 million ounces of gold production. As of December 31, 2003, no payment had been made, and 1,513,000 ounces remained subject to the agreement.

Current proven and probable mineral reserves at the Doyon Division stand at 6.8 million tonnes grading 5.8 g Au/t, representing 1.3 million ounces contained. During the past year, the Company identified resources in close proximity to the Doyon shaft infrastructure that are anticipated to be converted into reserves in 2004.

Outlook

The 2004 production target for the Doyon Division is 192,000 ounces of gold at an estimated mine operating cost of $263 per ounce. The decline in production and rise in operating costs are related to a planned 10-month shutdown of the Mouska mine from January to October 2004 to allow for the deepening of the internal shaft, as well as the strength of the Canadian dollar against the US currency. The mill is expected to process 1.3 million tonnes at a grade of 4.7 g Au/t.

Capital expenditures for 2004 are estimated at $17.8 million, mainly for shaft deepening expenditures at Mouska ($6.5 million) and for underground exploration and mineral reserve development in the extensions of the mineralized zones and the new J Zone at Doyon ($7.7 million). The 2004 exploration program (surface and underground) and mineral reserve development program will include more than 50,000 metres of diamond drilling. Drilling will focus on the search for new mineral reserves and resources at depth and on the extensions of the known ore zones.

p. 19     annual report 2003
                 Cambior Inc.

SLEEPING GIANT DIVISION

The Sleeping Giant mine in northwestern Québec, Canada, is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd.(50%).

For 2003, Cambior's share of production from the Sleeping Giant mine totalled 33,300 ounces of gold, the same as in 2002 and 7% more than forecast in the original 2003 mine plan, due to higher grades in the Zone8 area of the mine. Mine operating costs for the year were $246 per ounce. The increase in operating costs is mainly due to the strengthening of the Canadian dollar against the US dollar.

Sleeping Giant Operating and Financial Statistics
				Target
Cambior's 50% interest	2001	2002	2003	2004
Tonnage milled (000 t)	107	101	88	98
Grade milled (g Au/t)	9.6	10.5	12.1	11.4
Gold recovery (%)	97	97	97	97
Production (oz Au)	31,900	33,000	33,300	34,000
Direct mining cost ($/oz)	221	225	251	261
Refining and transportation ($/oz)	1	2	2	2
By-product credits ($/oz)	(5)	(7)	(7)	(7)
Mine operating cost ($/oz)	217	220	246	256
Royalties ($/oz)	—	—	—	—
Total cash costs ($/oz)	217	220	246	256
Depreciation ($/oz)	44	46	53	71
Restoration ($/oz)	1	1	5	5
Total production cost ($/oz)	262	267	304	332
Mineral reserves (oz Au)	79,100	77,400	79,200

During the year, Cambior's share of capital expenditures totalled $4.4 million, principally related to the mine deepening program on three levels. The shaft deepening was completed in late December, and related infrastructure will be developed in the first quarter of 2004.

Cambior's 50% share of the mineral reserves stands at 209,000tonnes at 11.8 g Au/t, representing 79,200 ounces of gold contained.

Outlook

Cambior's share of the target 2004 production is 34,800 ounces of gold at an estimated mine operating cost of $256 per ounce. Unit costs are expected to be higher than last year due to additional stope preparation and the strength of the Canadian dollar relative to the US currency.

A 31,000-metre reserve development drilling program will continue in 2004 on Zones 3,8,16 and 30 in order to extend the known reserves and resources. An 11,000-metre exploration program is planned for the high-potential areas of the mine (Zones 30 West,7 and 8) to find additional reserves and resources. Cambior's share of capital expenditures for 2004 is estimated at $3.0 million, including $1.0 million to complete the development program associated with the mine deepening project.

NIOBEC DIVISION

The Niobec mine in northeastern Québec, Canada, is jointly owned by the mine operator Sequoia Minerals Inc.(50%) and Cambior (50%),which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only niobium producer in North America and the third largest in the world. The milling capacity of the Niobec mine is 3,500 tonnes per day. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance.

Cambior's share of 2003 niobium sales from the Niobec mine totalled $22.2 million with an operating cash flow of $8.2 million. Sales were slightly lower in 2003 due to a difficult steel market in North America and a lower niobium price on world markets.

During the year, Cambior's share of capital expenditures totalled $1.7 million, mainly for a new tailings pond, underground mobile equipment and underground infrastructure development.

annual report 2003       p.20
     Cambior Inc.

Management's Discussion and Analysis (continued)

Cambior's share of proven and probable mineral reserves at the Niobec mine currently totals 11.3 million tonnes at an average grade of 0.65% Nb2O5, basically unchanged from last year. The Niobec mine has had an excellent history of mineral reserve renewal over the 27 years that it has been in operation. There is a high probability that the deposit extends at depth. More than 90% of the current mineral reserves are located above level 1450 and can be mined using the existing underground infrastructure, minimizing the development expenditures required for their extraction. The mine life is approximately 18 years based on current reserves.

Outlook

Niobium revenues and cash flow for 2004 are expected to be slightly higher than in 2003 on the basis of higher sales forecasts. Cambior's share of sustaining capital for the year is estimated at $1.2 million.

ROSEBEL PROJECT

The Rosebel project is located in Suriname, South America, some 100 kilometres south of Paramaribo, the country's capital city. Cambior has been involved in the Rosebel project since 1994, earning a 50% interest through the funding of exploration and development. The Company acquired the remaining 50% interest from Golden Star Resources Ltd. in 2002 for $8 million and a 10% price participation interest over a certain threshold as described in Note 17 to the financial statements. Following a positive feasibility study completed in 2002, Cambior, through its subsidiary Rosebel Gold Mines N.V., initiated the construction and development of a 12,000 tonne-per-day mine in 2003. The project included the construction of a processing plant similar to Cambior's existing facilities at the Omai mine, maintenance and warehouse facilities, a camp, a hydro-electric line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. The aggressive construction program was completed in February 2004 and commercial production is scheduled to begin in the first quarter of 2004. Approximately $87 million of the $95 million construction and development budget was expended in 2003.

The Government of Suriname participates in the Rosebel project through:

  A 2% royalty payment on gold production;

  A 6.5% participation in the excess gold price over $425 per ounce; and

  5% of the dividends paid by the operating company, after full repayment of the capital.

Rosebel Gold Mines will also contribute 0.25% of gold production to a foundation to promote the development of natural resources in the country.

The development of the Rosebel project is a key milestone in Cambior's history as it allows the Company to increase production to over 700,000 ounces in 2004,and provides a replacement for the Omai mine. The open-pit operation is very similar to Omai, with the deposits hosted in a comparable geological context. Cambior can apply the knowledge and expertise gained from the Omai operations and benefit from synergies with other activities in the Guiana Shield to maximize the returns to its shareholders.

The Rosebel project has the following characteristics:

  Probable mineral reserves: 47 million tonnes at 1.6 g Au/t; 2.4 million ounces of gold contained;

  Planned average annual gold production: 220,000 ounces at approximately $215 per ounce;

  Current projected mine life: 10 years;

  Initial capital cost: $95 million;

  Commercial production: first quarter of 2004;

  Projected workforce: 600 people during production.

Cambior also believes that there is excellent potential to increase reserves at the project and on the adjacent properties, Headley's Reef and Thunder Mountain, acquired as part of the transaction with Golden Star Resources Ltd. in 2002.

p. 21     annual report 2003
                 Cambior Inc.

Initially, ore throughput at the Rosebel processing plant is expected to be 14,000 tonnes per day as the plan is to process the upper portion of the deposits, which do not require crushing capacity. The feasibility study provides for the processing rate to decrease to 12,000 tonnes per day in the second year of operations and thereafter as more transition and hard rock ore is processed. The ore from the six identified deposits will be mined by open pit using trucks and shovels.

The construction workforce reached a peak of 1,419 employees in 2003, mostly nationals complemented by North American and Caribbean expatriates.

Outlook

Rosebel is scheduled to process 4.6 million tonnes of ore in 2004 at an average grade of 1.8 g Au/t and a gold process recovery of 93%,for production of 245,000 ounces of gold. It is anticipated that approximately 16.2 million tonnes of ore and waste will be mined. The mine operating cost is expected to be $184 per ounce, higher than in the August 2002 feasibility study due to higher power costs resulting from indexation to the gold price. Total production costs are estimated at $275 per ounce, including $82 in depreciation. The 2004 production figure excludes a permanent gold circuit inventory of 4,000 ounces that will be retained in the carbon-in-leach (CIL) circuit for the duration of the operations. The primary source of mill feed will be the Pay Caro and East Pay Caro deposits, located in the north limb of the Rosebel property, and the Royal Hill deposit, located in the south limb. The waste-to-ore ratio for 2004 is estimated at 1.9:1.

Capital expenditures for 2004 are estimated at $18.8 million, and include amounts to complete the construction program ($6.0 million), acquire mine equipment ($4.3 million) and carry out exploration and development drilling ($4.0 million). A total of 34,000 metres of diamond drilling will be executed between March and December 2004 to expand reserves at the known deposits and find new deposits.

OTHER EXPENSES

Exploration and Business Development

With ongoing improvements in its financial condition, Cambior can commit an increasing amount of capital to the search for new mineral deposits and business opportunities. Cambior believes these efforts will enhance shareholder value. The Company is focused on areas near its current operating structures and on highly prospective areas with extremely favorable geological contexts, such as Peru. When it acquired the Camp Caiman project in French Guiana, the Company also acquired a number of properties with excellent potential for discoveries that could further enhance a future operation at Camp Caiman.

The capital invested in 2003 yielded a discovery at the Westwood project adjacent to the Doyon mine and favorable results at the Gemini-Turgeon project in the Abitibi region of Québec, Canada.

The Company intends to aggressively pursue the discovery of new deposits in 2004. The 2004 exploration and development budget is estimated at $25 million, of which approximately $16.4 million will be capitalized. Exploration and development will remain focused on or near the Company's mine sites and advanced projects. On the Westwood property, Cambior will continue drilling to test the Westwood mineralization at depth, and will initiate a major underground exploration program on the eastern portion of the Doyon property, where a 2.6-km exploration drift will be driven from the 14th level of the mine to the eastern edge of the property, reaching the Westwood area by the end of 2006. A major drilling program is planned to test the Warrenmac and Westwood areas to a vertical depth of 2,000 metres, and will be carried out between mid-2004 and the end of 2007. Cambior will continue exploring in the Abitibi area, near the Alto Chicama gold discovery in the Huamachuco region of Peru, and on its exploration properties in French Guiana and Guyana. It will also initiate exploration programs on the properties adjacent to the Rosebel concession.

The Company is also continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

The 2004 exploration and development budget is:
(in millions of $)
Minesites
- Rosebel	4.0
- Other	4.5
8.5
Advanced Projects
- Camp Caiman	5.2
- Westwood	1.7
- Carlota	1.2
8.1
Off-site
- Canada (net of government funding)	1.8
- Andes	3.7
- Guiana Shield	2.9
8.4
25.0

annual report 2003       p.22
     Cambior Inc.

Management's Discussion and Analysis (continued)

The geographic breakdown of the exploration and business development costs is as follows:
(in millions of $)	2003	2002	2001
Canada	1.9	1.3	0.7
Guyana	1.0	0.5	0.8
Peru	4.5	1.8	0.7
Suriname	—	—	0.4
Other	0.2	0.6	0.8
Total	7.6	4.2	3.4

The Company finances exploration expenditures from internal cash resources and, in the case of its Canadian exploration activities, from the issuance of flow-through shares.

Flow-through shares are usually issued at a premium to market, as they transfer the deduction for tax purposes to the purchaser of the shares. The Company also benefits from financial assistance from the Québec government for some of its exploration programs in Québec.

General and Administrative

General and administrative costs amounted to $6.1 million in 2003, compared to $4.8 million in 2002 and $3.9 million in 2001. The higher costs for 2003 and 2002 were mainly attributable to the increase in capital taxes following the issuance of additional shares for financings, enhanced investor relations activities and the implementation of a continuous improvement program. The 2003 costs were also affected by the strengthening of the Canadian dollar against the US currency, as the majority of the general and administrative costs are denominated in Canadian currency. The 2004 costs are expected to be similar to 2003.

Financial Expenses

In accordance with the Company's accounting policies, interest charges of $1.4 million related to the debt contracted to construct and develop the Rosebel project were capitalized to the project. However, during 2003 the Company wrote off previously deferred financing charges for the 2001 Credit facility following its replacement by the 2003 Credit facility (see "2003 Credit Facility" below).
	2003	2002	2001
Long-term debt ($ millions)	64.2	28.0	51.1
Financial expenses ($ millions)	1.9	2.4	5.6
Financial expenses - capitalized ($ millions)	1.4	—	—
Average LIBOR rate (%)	1.2	1.8	3.6
Average interest rate on credit facility (%)	4.3	4.0	7.7

In 2004, financial expenses are expected to amount to approximately $3.1 million and will be charged to operations.

Writedown of Assets

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers estimated future production from the deposit, metal prices expected to be realized based on long-term forecasts along with the Company's commitments under its revenue protection program, and the projected operating and capital costs in its long-term mine plans.

There were no reductions in asset values in 2002 and 2003. The $5.4 million reduction in carrying value at Omai in 2001 was attributable to the revenue protection program that was put in place to comply with the loan covenant to hedge 70% of the Company's estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target.

Non-Hedge Derivative Gain/Loss

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is based on the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method.

Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in earnings for the period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no significant accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.
	Dec. 31	Dec.31	Dec.31
	2003	2002	2001
Closing gold market price ($/oz)	417	343	277
Mark-to-market value of hedge derivative
instruments ($ millions)	(59.7)	(37.3)	3.5
Mark-to-market value of non-hedge
derivative instruments recognized
on the balance sheet ($ millions)	(7.8)	(6.4)	5.3
Estimated mark-to-market value - revenue
protection program ($ millions)	(67.5)	(43.7)	8.8

p. 23     annual report 2003
                 Cambior Inc.

	2003	2002	2001
Impact on earnings of non-hedge derivative
instruments ($ millions)
Mark-to-market value at the end of the year	(7.8)	(6.4)	5.3
Mark-to-market value at the
beginning of the year	(6.4)	5.3	6.1
	(1.4)	(11.7)	(0.7)
Realized loss arising from the exercise
of call options sold	(1.1)	—	—
Deferred non-hedge derivative loss related
to the conversion of non-hedge derivative
instruments into hedge derivative instruments	—	(5.1)	—
Realized gain resulting from the lease
rate swap contracts	3.1	—	—
Non-hedge derivative gain (loss)	0.6	(16.8)	(0.7)

Income and Mining Taxes

As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of tax pools available to offset future income taxes are outlined in Note 16 to the Company's consolidated financial statements.

QUARTERLY REVIEW

The following table shows selected results by quarter for the last eight quarters.
	First	Second	Third	Fourth		First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Year	quarter	quarter	quarter	quarter	Year
(unaudited)	2002	2002	2002	2002	2002	2003	2003	2003	2003	2003
(in millions of $)
Total revenues (1)	49.5	48.8	52.6	53.3	204.2	45.6	43.2	47.2	59.7	195.7
Cash flow from operating activities	9.2	0.1	9.0	12.5	30.8	0.5	1.7	4.6	17.4	24.2
Adjusted cash flow (2)	12.2	3.2	12.1	15.5	43.0	3.6	4.7	7.7	20.4	36.4
Adjusted earnings (loss) before non-hedge
derivative gain (loss), loss on foreign
exchange from reduction in net investment
and income and mining taxes (1)	1.5	0.8	3.3	4.0	9.6	(3.9)	(3.6)	1.7	5.3	(0.5)
Net earnings (loss)	(10.4)	(3.1)	4.0	1.4	(8.1)	(2.3)	(2.1)	0.7	4.3	0.6
Basic net earnings (loss) per share ($)	(0.10)	(0.02)	0.03	0.01	(0.06)	(0.01)	(0.02)	0.01	0.02	0.00
Diluted net earnings (loss) per share ($)	(0.10)	(0.02)	0.02	0.01	(0.06)	(0.01)	(0.01)	0.00	0.02	0.00
Basic weighted average number of common
shares outstanding (millions)	107.3	140.9	154.7	156.6	140.1	164.2	170.9	193.1	222.9	188.0
Effect of dilutive stock options (millions)	—	—	1.1	1.2	—	—	—	2.4	3.3	2.0
Effect of dilutive warrants (millions)	—	—	1.6	0.5	—	—	—	0.1	1.4	0.6
Diluted weighted average number of common
shares outstanding (millions)	107.3	140.9	157.4	158.3	140.1	164.2	170.9	195.6	227.6	190.6
Number of ounces produced (000)	149	137	150	133	569	134	121	124	143	522
Mine operating cost ($/oz)	207	233	216	240	223	252	244	238	230	241

(1)	In the fourth quarter of 2003, the Company decided to classify realized gains resulting from lease rate swap contracts in the "non-hedge derivative gain (loss)" caption of the statement of operations. For the second and third quarter, gains amounting to $1.1 million and $1.5 million respectively that had originally been classified in revenues were reclassified to conform to this presentation.
(2)	Cash flow from operating activities less deferred revenue (see reconciliation under Consolidated Cash Flows on page 24 of this report).

annual report 2003       p.24
     Cambior Inc.

Management's Discussion and Analysis (continued)

CONSOLIDATED CASH FLOWS

Operating Activities

Cash flow from operating activities declined in 2003 to $24.2 million from $30.8 million in 2002. Cash flow of $81.3 million for 2001 included net proceeds of $48.9 million collected under the prepaid gold forward sales agreement from undelivered gold and accounted for as deferred revenue. This impacted on the operating cash flows for 2001 to 2003 as the gold was delivered subsequent to the receipt of the total proceeds of the prepaid gold forward sales agreement in 2001, without cash receipts. Consequently, to assist the reader in evaluating the Company's performance for each of these years, the following table presents cash flow from operating activities adjusted for the proceeds from the prepaid gold forward sales agreement as the gold was delivered.
(in millions of $)	2003	2002	2001
Cash flow from operating activities	24.2	30.8	81.3
Deferred revenue	—	—	(55.0)
Deferred revenue - as per delivery
of gold on the prepaid forward	12.2	12.2	6.1
Adjusted cash flow	36.4	43.0	32.4

In 2003, adjusted cash flow was affected by the reduction in gold production arising from the planned decrease in gold production at the Omai mine, higher operating and exploration costs, and the effect of the stronger Canadian dollar, particularly on conversion of the investment in working capital.

The increase in adjusted cash flow from 2001 to 2002 was due to higher revenues, lower financial charges, a reduction in working capital investment resulting mainly from lower production inventories, and an increase in payables.

In determining cash flow from operating activities, the Company is required to reflect the cash received from gold and foreign exchange contracts delivered at dates different from the original designation date under its hedge accounting policy. The statement of operations recognizes the gain at the original designation date.

Investing Activities

In its effort to grow its reserve and resource base as well as develop and exploit the ore from its deposits, the Company has embarked on an intensive capital development program. The major highlights for 2003 included:

  $87.1 million development of the Rosebel project;

  New shaft deepening projects at the Sleeping Giant and Mouska mines; and

  Acquisition of the Camp Caiman project.

A summary of investments in property, plant and equipment and proceeds from asset sales is as follows:
(in millions of $)	2003	2002	2001
Continuing operations
Canada
Doyon Division	10.6	8.1	7.6
Sleeping Giant	4.4	1.8	1.0
Niobec	1.7	1.2	1.0
Omai mine	(1.5)	4.5	8.3
Rosebel project development	87.1	12.7	—
Projects and other	4.9	1.9	1.8
Sub-total	107.2	30.2	19.7
Discontinued operations	—	—	(12.4)
Total	107.2	30.2	7.3

The Rosebel project investment totalled $87.1 million in 2003 for the construction and development of the deposit. The construction is scheduled for completion in February 2004 and the project should reach commercial production in the first quarter of 2004. The mine is expected to become the Company's most significant contributor to cash flow over the next five years. The Company also intends to carry out an aggressive drilling program to build on the current Rosebel reserve and resource base.

During  2002, the Company completed the acquisition of an additional 50% interest in the Rosebel gold project from Golden Star Resources Ladas part of the transaction, Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share participation in OMAI Gold Mines Limited. Consideration paid by Cambior included:

  $5 million at closing;

  Three payments of $1 million each to be paid in 2003, 2004 and 2005, discounted at an interest rate of 5%; and

  A price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional ore portions, and in excess of $350 per ounce for production from the hard rock reserve of the Rosebel property, less royalties totalling 2.25%.

Other project expenditures in 2003 and 2002 were related to investments and property maintenance costs at the Carlota copper project.

p. 25     annual report 2003
                 Cambior Inc.

Carlota Copper Project

Located in the Globe-Miami mining district in the heart of Arizona's copper belt, Carlota has mining reserves of 79 million tonnes grading 0.47% copper representing 371,000 tonnes of contained copper. The Company acquired 100% of this asset in 1991. The Company developed a feasibility study over the years and secured the necessary exploitation permits in 1999. The project development was postponed pending improved market conditions. In 2003, the Company initiated a joint feasibility study with BHP Base Metals Inc. to assess the establishment of a joint venture to mine the Carlota deposit and process the ore through leaching pads and an SX-EW (solvent extraction and electrowinning) plant located at the adjacent BHP-owned Pinto Valley mine. The attractiveness of this asset has increased as a result of rising copper prices and high physical demand, especially in Asia. Cambior is pursuing the revitalization of this project with a budget of $1.2 million in 2004. Expenditures include the completion of remaining studies as well as designs and estimates required for the joint BHP/Cambior feasibility study. The feasibility study should be completed in the second half of 2004. The deposit would be mined by open pit and the plant would produce copper cathodes saleable directly to market.

Camp Caiman Project

The Camp Caiman gold project lies approximately 45 km southeast of the capital city of Cayenne in French Guiana. A preliminary assessment study performed in 2003 showed that the project contains 1.2 million ounces of measured and indicated resources. The property is considered to have strong potential for the discovery of additional resources.

Capital expenditures on the Camp Caiman project are estimated at $5.2 million for 2004. These expenditures consist mainly of drilling (13,300 metres) to upgrade the mineral resources and prepare a final feasibility study and an environmental impact assessment by the end of the year. Assuming all permits have been obtained from the relevant French authorities, the Camp Caiman gold project is expected to enter the construction phase in 2005 and commence production in 2007.

The Company acquired the Camp Caiman project, along with other assets and liabilities, through a merger agreement with Ariane Gold Corp. ("Ariane"). Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also entitled the holders of 1,265,989 options issued under the Ariane employee stock option plan to obtain equivalent options of Cambior and hold them until their original scheduled expiry.

The value of the net assets acquired was established as follows:
(in millions of $)
Assets purchased
Cash and cash equivalents	3.2
Property, plant and equipment - mining projects	49.6
52.8
Consideration
Net working capital other than cash	2.1
Cost of Ariane shares held prior to merger	0.4
Assumption of long-term debt	9.7
Issuance of Cambior shares	39.2
Fair value of Ariane common share purchase
options converted into Cambior options (1)	1.4
52.8

(1)	The options granted pursuant to the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model, taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.

The acquisition of the Camp Caiman gold project is consistent with Cambior's growth strategy. Cambior is in an excellent position to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. This project, combined with the Rosebel gold project in Suriname, should maintain a solid level of gold production for Cambior in the Guiana Shield for many years.

Discontinued Operations

In 2001, the El Pachón copper project was sold for a total consideration of $15 million, with $13 million paid in September 2001 and $2 million due at the time the purchaser makes a production decision, but no later than September 2005. The $2 million receivable was discounted at a rate of 6.125% and is recorded in investments.

annual report 2003       p.26
     Cambior Inc.

Management's Discussion and Analysis (continued)

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 120 days. In accordance with accounting pronouncements, these are classified as short-term investments.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. These may be sold upon reaching certain valuation parameters or utilized as a toehold for acquisition, as in the Ariane transaction.

Financing Activities

During the past three years, Cambior has worked hard at improving its balance sheet to ensure that it has the financial strength to develop its productive asset base. Mining is a capital-intensive business that requires significant upfront capital to develop productive assets and generate cash flow. In order to be successful, the Company must maintain a positive relationship with the financial community to be able to access temporary capital through bank loans and permanent capital through equity offerings.

Issuance of Securities

In 2003, the Company continued to improve its financial position through the issuance of 65,840,000 shares for gross proceeds of $117.4 million. These equity issues include the exercise of warrants from previous 2002 issues. In 2002 and 2001, the Company issued shares for gross proceeds of $62.2 million and $16.3 million respectively. The table below outlines the proceeds from share issues:
	2003		2002		2001
	No. of	Proceeds	No. of	Proceeds	No. of	Proceeds
	shares (in	(in millions	shares (in	(in millions	shares (in	(in millions
	thousands)	of $)	thousands)	of $)	thousands)	of $)
Private
placements	—	—	21,346	17.3	26,441	13.7
Public
offerings	40,000	72.2	27,273	38.6	—	—
Exercise of
warrants	24,754	43.2	6,515	6.1	2,100	2.1
Exercise of
options	515	0.6	—	—	—	—
Flow-through
shares	571	1.4	129	0.2	800	0.5
Total	65,840	117.4	55,263	62.2	29,341	16.3

Cambior has benefited from enhanced investor interest in the gold sector and improved market conditions. In order to retain the interest of the capital markets, the Company maintains an active investor relations program aimed at institutional and individual investors. Access to capital markets is dependent on the Company's historical performance and future prospects, as well as investor interest in the precious metals sector.

2003 Credit Facility

During the year, the Company entered into a new credit facility agreement (the "2003 Credit facility") with a syndicate of six international financial institutions.

The 2003 Credit facility includes a $55 million non-revolving term loan and a $10 million revolving credit facility, both of which expire on December 31, 2007. The term loan was fully drawn and had an outstanding balance of $50 million at December 31, 2003, following the repayment of $5 million in the first quarter of 2003.

The repayment schedule is as follows, based on quarterly payments commencing on June 30, 2004.
(in millions of $)
2004	13.6
2005	14.5
2006	14.5
2007	7.4
50.0

The revolving credit facility remains available for future draw-downs. A portion of the proceeds from the term loan was used to reimburse the 2001 Credit facility, with the remaining amount used to fund the construction and development of the Rosebel project.

The Company pledged its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai mines and the Rosebel project as security on the loan.

The Company paid fees of 2% of the facility, and interest is payable at the LIBOR rate plus a premium based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding.

As part of the agreement, the syndicate had requested that the Company maintain a mandatory hedging program covering 30% of its expected gold production up to the end of 2007. Following the Cdn $100 million equity financing in August 2003, the Company negotiated the elimination of the hedging covenant under its credit facility. In order to ensure that it had the necessary funds to complete the Rosebel project, the Company agreed to maintain a cash reserve account of $10 million that will be released upon the achievement of commercial production.

p. 27     annual report 2003
                 Cambior Inc.

As part of the acquisition of the Camp Caiman project, the Company assumed additional debt of $9.7 million, the terms and conditions of which are outlined in Note 8 to the consolidated financial statements.

2001 Credit Facility

As part of its restructuring program, the Company concluded a credit facility agreement on January 12, 2001 (the "2001 Credit facility") with a syndicate of four banks, and a prepaid gold forward sales agreement arranged by a major financial institution. The 2001 Credit facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan, both of which expire on December 31, 2005. The facility bore interest at LIBOR plus 2% to 3%.It was subject to an up-front fee of $1.3 million, and Cambior issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005. The facility was fully reimbursed in 2003.

In 2001, the Company reduced its debt with the conversion of Jipangu Inc.'s $10 million mortgage loan into common shares through two private placements, and the repayment of $13.3 million from the proceeds of the sale of the El Pachón project.

Prepaid Gold Forward Sales Agreement

Under the terms of the $55.0 million prepaid gold forward sales agreement (the "Prepaid Agreement"), Cambior undertook to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the Prepaid Agreement were accounted for as deferred revenue and presented under operating activities in the consolidated cash flow statement.

As per the terms of the Prepaid Agreement, the Company delivered 51,919 ounces of gold in 2003 and 2002 and 25,960 ounces in 2001,valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the Company's consolidated cash flow statement.

Deferred Charges

Deferred financing charges totalling $1.8 million were incurred in 2003 in relation to the 2003 Credit facility. Deferred financing charges related to the financial restructuring completed on January 12, 2001 were written off in 2003.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $492.9 million at December 31, 2003, compared to $279.4 million at the end of 2002,and to $251.7 million at the end of 2001.The $213.5 million increase is mainly attributable to the proceeds of the equity issues in 2003, the acquisition of the Camp Caiman project and the development of the Rosebel project, partially funded by bank borrowings.

Property, plant and equipment totalled $349.5 million compared to $200.2 million in 2002. The 2003 figure includes $122.5 million or 35% for the total value of the Rosebel project ($30.8 million or 15% in 2002) and $69.9 million or 20% for the total value of projects in the exploration and development stage ($16.7 million or 8% in 2002). Construction and development of these projects are subject to the securing of financing for their development, favorable market conditions for commodities and positive feasibility studies.

Cash and short-term investments increased by $52.4 million during the year to stand at $95.2 million at December 31, 2003. Working capital totalled $59.3 million compared to $32.6 million at December 31, 2002.

Long-term debt, including the $16.9 million due within one year, amounted to $64.2 million at year-end compared to $28.0 million at the beginning of 2003.

The cash position is as follows:
(in millions of $)	2003	2002
Cash and short-term investments	95.2	42.8
Long-term debt	(64.2)	(28.0)
Net cash	31.0	14.8

As a result of warrants issued in 2003, the Company has the potential to increase its capital base by $57.9 million (Cdn$75.1 million) through the issuance of 20.2 million shares pursuant to the exercise of warrants expiring on August 12, 2008. The exercise of warrants is primarily dependent on the share price at the date the warrants expire.

The Company is restricted under its credit facility with regard to dividends, and does not anticipate a dividend payment to shareholders in the near term.

Deferred revenue of $24.4 million is related to the Company's obligation, as of December 31, 2003, to deliver 103,839 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce, representing the proceeds received under the Prepaid Agreement. The fair value of the obligation was $41.3 million at the closing gold price of $417 per ounce on December 31, 2003.

annual report 2003       p.28
     Cambior Inc.

Management's Discussion and Analysis (continued)

The estimated fair value of the non-hedge derivative instruments as at December 31, 2003, increased by $1.4 million from December 31, 2002 to $7.8 million due to an increase in the price of gold following the expiry of call options.

The $173.6 million increase in shareholders' equity in 2003 resulted from the issuance of shares totalling $158.0 million, offset by the $3.6 million increase in the deficit caused mainly by the share issue expenses and the $19.1 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar since the end of 2002.

ENVIRONMENT

Cambior's activities are subject to various laws and regulations regarding environmental protection, which are constantly evolving and generally tend to impose increasing restrictions. The Company has incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company estimates mine closure costs, including site restoration, and charges these costs to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase.

These obligations are currently estimated as follows:
(in millions of $)
Doyon Division	21.6
Omai mine	4.5
Rosebel	5.0
Other mines	3.1
34.2

An amount of $16.4 million was provided for in the Company's balance sheet as at December 31, 2003. Minimal cash resources have been set aside to meet these future obligations, and the Company has also issued a letter of credit for $0.5 million to the Government of Guyana as a closure cost guarantee for the Omai mine.

All of the Company's mine operations are certified under the ISO 14001 standard for environmental management. The Rosebel project will aim for this certification by the end of 2004.

COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life of those residents neighbouring the mines. Cambior has also established community outreach programs to dialogue with stake-holders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

PENSION OBLIGATIONS

The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in Note 11 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions, in accordance with accepted practices. The total obligation is subject to change as these assumptions are realized.

At December 31, 2003, the Company had a pension funding deficit of $3.0 million ($2.8 million as at December 31, 2002), mainly related to a supplementary executive retirement plan for its senior executives (SERP).

The Company's obligations to fund are dependent on various factors, including return on investments. Under the legislation in Québec, Canada, the Company's plans are supervised by a pension committee comprised of representatives of the participants and the Company, as well as independent members. The Company has increased funding of the registered pension plan to eliminate the current shortfall over a five-year period. The SERP funding is totally discretionary and is subject to ongoing review by the Board of Directors.

p. 29     annual report 2003
                 Cambior Inc.

MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2003, are outlined in the annual report. Mineral reserves have been estimated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the price of gold and other commodities, further knowledge of the ore deposit, mining conditions and methods of extraction.

A reduction in reserves can have a significant impact on the valuation of the assets, which in most cases are amortized in accordance with the reserve base.

OFF BALANCE SHEET TRANSACTIONS

Hedging Program — Gold Sales

Under the terms of its bank loan agreement and the Prepaid Agreement, the Company was required to maintain a revenue protection program.

The 2001 Credit facility required the Company to comply with various covenants and financial ratios including a mandatory hedging program, whereby it was required to ensure that:

(i)	Total gold delivery commitments did not exceed 90% of proven and probable reserves;

(ii)	Total gold delivery commitments did not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii)	Sufficient hedges were in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June2002, and was further modified in February 2003 under the 2003 Credit facility to a minimum of 30% of production until the end of 2007.

On August 12, 2003, the Company successfully negotiated the elimination of the hedging covenant. Furthermore, Cambior has established a policy whereby it will not hedge future gold production unless required to do so for project financing. Over the past years, the Company has been reducing the commitments under its mandatory hedging program.

At December 31, 2003, the Company had minimum delivery obligations of 642,000 ounces of gold at an average price of $306 per ounce. The Company's commitments also included an additional 104,000 call options sold at an average price of $301 per ounce. The fair value of the total gold delivery commitments, calculated at the 2003 year-end gold price of $417 per ounce ($343 in 2002),was a negative amount of $67.5 million. The details of the hedging portfolio are included in Note 17 to the consolidated financial statements.

The hedging counterparties are all participants in the 2003 Credit facility and have agreed that the Company is able to reschedule gold delivery as long as the gold is delivered during the term of the loan and that no margin calls are applicable.

The Company intends to reduce its forward sales commitments to 52,000 ounces by the end of 2004 through a combination of delivery of production against outstanding contracts and opportunistic buy-backs in the futures market.

In early 2004, the Company repurchased 135,000 ounces at an average price of $401 per ounce.

Hedging Program — Foreign Exchange Contracts

All of the Company's production sales are in US dollars. The Company enters into foreign exchange contracts from time to time to meet its Canadian dollar requirements to fund its operating activities in Canada. During 2003, the Company closed out a number of the contracts as one of the counterparties did not participate in the 2003 Credit facility. The forward sales commitments of $9.0 million for the purchase of Canadian dollars in 2004 are outlined in Note 17 to the consolidated financial statements.

Following the merger with Ariane in late 2003, the Company began to incur expenditures in Euros. Its exposure to the Euro will increase as the Company expands its activities in French Guiana. From time to time, Cambior may reduce the volatility of its exposure through a currency hedging program.

Hedging Program — Other

The Company is also exposed to fluctuations in oil prices and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of these items. At December 31, 2003, no contracts were outstanding for oil or interest rate coverage.

annual report 2003       p.30
     Cambior Inc.

Management's Discussion and Analysis (continued)

HUMAN RESOURCES

Cambior's success is in great part dependent on recruiting and maintaining a competent professional workforce. To motivate and retain this workforce, the Company offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. The Company also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 450 individuals participate. It is estimated that approximately 1% of the outstanding shares of the Company are held by directors, officers and employees. In addition, the Company has granted 7.2 million options to acquire common shares of the Company, as described in Note 12 to the consolidated financial statements, to key employees to align their interests with those of the shareholders. These options vest over a three-year period and have a seven-year life, thereby encouraging these employees to have a long-term view in the development of the Company.

In 2001, the Company reinforced its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. By the end of 2003,more than 1,800 employees had participated in two-day seminars providing insight into the Company's objectives and management policy, as well as the fundamentals of the mining business. In addition, 18 Kaizen workshops were held to address opportunities for improving operational practices. The Company believes that the continued implementation of this program will enhance the Company's productivity and cost competitiveness.

All of Cambior's current operations except Rosebel are unionized. During 2003 and 2002, the Company did not experience any work stoppages, compared to 2001,when unionized employees at the Mouska and Niobec mines initiated labour stoppages of 22 and 9 days respectively as part of the collective bargaining process.

During 2003, the Company negotiated a new labour contract at Omai and a contract extension at Mouska. In the upcoming year, Sequoia Minerals Inc., the operator of the Niobec Joint Venture, will be negotiating the renewal of the labour contract at the Niobec mine.

A legal or illegal work stoppage by employees could have an impact on the Company's financial results and obligations.

The Company believes that it maintains good relations with its employees by providing competitive compensation, a secure and efficient working environment, and an open dialogue.

The expiry dates of the collective agreements are as follows:
Omai - Hourly employees	February 28, 2007
Doyon - Hourly employees	November 30, 2006
Mouska - Hourly employees	October 17, 2007
Sleeping Giant - Hourly employees	July 31, 2007
Niobec (1) - Hourly, clerical and technical employees	April 30, 2004

(1) Niobec employees are under contract with the mine operator, Sequoia Minerals Inc.

At year end, the Company employed 2,546 individuals (2002 — 1,698 individuals).

LITIGATION

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana. Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for prior years. The Company does not believe that unfavourable decisions in any of the pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its financial condition.

p. 31     annual report 2003
                  Cambior Inc.

RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flow.

Financial Risks

The following summarizes key financial risks:

Commodity Prices

The Company is affected by the price of its mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments, who own significant above ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share. General economic conditions, particularly in the steel industry, also affect the marketplace.

Oil prices also affect the Company's costs, particularly at Omai and Rosebel due to the oil cost components in power supply and fuel for the open-pit mining fleet. Movement in other commodity prices may also affect the Company's market position.

Currency

The Company's Canadian operations are affected by movement in the Canadian dollar against the US dollar, which has a direct impact on the Canadian division and executive office cost base. International operations have limited exposure to currency as the cost base is mainly denominated in US dollars. Metal sales are transacted in US dollars.

The Canadian currency rate may have an impact on the Company's access to permanent capital, which has traditionally been raised in Canadian dollars through transactions on Canadian equity markets.

Interest Rates

The Company, as a borrower, is subject to movement in US interest rates. The Company has traditionally negotiated US dollar borrowings with interest rates based on the LIBOR rate.

Counterparty Risk

The Company has a number of counterparty risks in its financial transactions for gold sales and foreign exchange contracts. In order to minimize such risks, the Company transacts within its lending group.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has implemented an investor relations program to inform institutional and retail investors, as well as other stakeholders.

Insurance

Where economically feasible and based on availability of coverage, the Company transfers a number of operational and financial risks to insurance companies. The availability of such insurance is dependent on Cambior's past insurance loss records and general market conditions.

The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Ore Reserves

Ore reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. The Company may face rockbursts, groundfalls and other natural or man-provoked incidents that could affect the mining of the ore. To minimize the risks, the Company estimates its reserves in accordance with accepted guidelines and standards within the mining industry, establishes quality control programs and ensures that competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from its deposits.

Safety and Other Hazards

The mining industry is characterized by significant risks. To minimize these risks, the Company provides training programs for its employees and has joint management-worker committees to review work practices and environment.

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     Cambior Inc.

Management's Discussion and Analysis (continued)

Energy

The Company's operations consume significant amounts of energy, and are dependent on suppliers and/or producing capacity to meet these energy needs.

Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. Cambior has programs to recruit and train the necessary manpower for its operations. The Company's output may be affected by strikes, lockouts and other stoppages at its worksites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and the workforce to the mine site. The Company maintains active community outreach and development programs to mitigate the risk of blockades or other measures by the communities.

Environmental Hazard

The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company has implemented an environmental management system which is certified under ISO 14001 and covers all aspects of the mining cycle. In high risk areas, such as the design and operating of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices. The Company also maintains emergency plans to deal with any incidents.

Political Risk

The Company's operations, particularly those located in emerging countries, are subject to a number of political risks. In accordance with its lending agreements, the Company has suscribed to political risk insurance to cover certain risks.

The Company's operations in Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which the Company will conduct its affairs. These agreements are subject to international arbitration and cover a number of items, including:

1) Duration of mining licenses/operating permits;

2) Right to export production;

3) Labour matters;

4) Right to hold funds in foreign bank accounts;

5) Taxation rates; and

6) Right to repatriate profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

Legislation

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on the Company's operations. The Company participates in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

CRITICAL ACCOUNTING POLICIES

Cambior's accounting policies are outlined in Note 2 to the consolidated financial statements, and the major variations between GAAP in Canada and the United States are reconciled in Note 20 to the consolidated financial statements.

In the preparation of the consolidated financial statements, management is required to select accounting policies and make estimates. These estimates and the selection of policies are made in accordance with guidelines and practices within the mining industry and other businesses, as well as pronouncements from regulatory bodies. These are reviewed and discussed with the Company's Audit Committee on a regular basis.

Management believes the following is most critical to understanding Cambior's financial statements and the uncertainties that could impact its results of operations, cash flows and financial condition.

Use of Estimates

The Company is required to make estimates that have a significant impact on the financial statements. These include the estimation of ore reserves, carrying value of property, plant and equipment, outcome of litigation, restoration costs following the completion of mining activities, pension obligations, future production estimation for designation of hedging relationships, and valuation of options. Actual amounts could differ from the estimates and affect the results of operations.

p. 33     annual report 2003
                 Cambior Inc.

Property, Plant and Equipment

Cambior begins to capitalize the cost of a mining property when it believes it has mineral resources with the potential to be economically recoverable. Construction and development costs incurred thereafter are capitalized and amortized based on the useful life of the asset, which in most cases is the ore reserves of the deposit. Ore reserves are estimated by professional geologists and engineers in accordance with industry standards, which requires input as to future metal prices, operating costs and technical parameters. Changes in any key input component could result in a significant reduction in ore reserves, which would have a negative impact on the carrying value of the property, plant and equipment.

Litigation

The Company is subject to various litigation actions, including the Omai lawsuit, whose outcome could have an impact on the valuation of the Company should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements when required.

Site Restoration

The Company establishes estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts and the effectiveness of remedial and restoration measures.

Pension Plan Obligations

The Company is required to make certain assumptions with respect to returns on pension assets and its employees' future earnings and mortality rates. Any variation could affect the requirements to discharge future compensation payments.

Designation of Hedging Relationships

In the past, the Company was required, under its various credit facilities, to establish a revenue protection program. As part of the program, the Company applies hedge accounting to its future gold sales. To do this, it must estimate the timing and quantity of future production and sales. Variations could impact the hedging relationship.

Valuation of Consideration — Options

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options. The model requires certain inputs which require management estimates.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian GAAP and mining industry practices.

In 2002, the Company adopted the new Canadian standard with respect to "Stock-based Compensation and Stock Payments".

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 14,"Guarantors Accounting and Disclosure Requirements for Guarantees" ("AcG 14").At adoption, AcG 14 did not have any impact on the Company's consolidated financial statements.

OUTLOOK

During 2004, Cambior intends to maintain its focus on maximizing the returns to its shareholders by:

  Completing construction and commissioning of the Rosebel project during the first quarter;
  Intensifying its search for new reserves and resources through the investment of $25 million in exploration and development activities. The program includes:
  Additional drilling at Camp Caiman and completion of a feasibility study;
  Finalization of the Carlota feasibility study and implementation of a plan to generate value from this asset;
  Initiation of underground access from the Doyon mine to the Westwood property boundary to provide drilling bases from which to explore at depth the eastern portion of Cambior's land holding in the Doyon Camp;
  Reducing its gold commitments under the revenue protection program by approximately 700,000 ounces.

The 2004 production target is 705,000 ounces at a mine operating cost of $221 per ounce. The forecast increase in production is the result of the commissioning of the Rosebel project. Sales of ferroniobium from Niobec are expected to be slightly higher than in 2003. The Company intends to reinvest $49 million at its operating mines. Long-term debt is expected to decrease by approximately $17 million and the Company will continue to reduce its obligations through the delivery of 51,919 ounces under the prepaid gold forward sales agreement.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of February 18, 2004. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).